[NetEase Letterhead]

August 16, 2007

Mr. Kevin Woody, Branch Chief

Ms. Jennifer Monick, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	NetEase.com, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2006

File No. 000-30666

Dear Mr. Woody and Ms. Monick:

Reference is made to (i) the comment letter dated July 17, 2007 (the “Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, (ii) the letter dated August 3, 2007 (the “Response Letter”) in response to the Letter and (iii) the email dated August 14, 2007 from Ms. Monick to our legal counsel, Morrison & Foerster, confirming the Staff’s receipt of the Response Letter. The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any question with respect to the foregoing, please do not hesitate to contact the undersigned directly at (86-10) 8255-8233.

Sincerely,

/s/ Onward Choi
Onward Choi
Acting Chief Financial Officer